EXHIBIT 99.3

Letter from KPMG LLP dated July 30, 2018

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Northwest Territories

Nova Scotia Securities Commission

Nunavut Securities Office

Ontario Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

July 30, 2018

Dear Sir/Madam

Re: Notice of Change of Auditors of Suncor Energy Inc.

We have read the Notice of Suncor Energy Inc. dated July 26, 2018 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.